UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile. March 1, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call to discuss the fourth quarter 2017 results, which were published on February 28, 2018. The following items were discussed by executive management as part of the conference call:

We posted our results for the year; our net income reached US$428 million, an increase of over 50% when compared to US$278 million seen the year before. For the fourth quarter 2017, we reported earnings of over US$110 million.

Our strong results were based on several factors seen during the year: record sales volumes in potassium nitrate and iodine, higher solar salts sales volumes, and most importantly, higher lithium prices. Excellence and flexibility of our operations, combined with the responsiveness of our sales and marketing teams, supported the positive dynamics seen in the markets, allowed us to capture the incremental growth.

We started 2018 with very positive news for the company and the broader lithium market, when we announced the termination of the arbitration process with Corfo, and reaching an agreement allowing us to produce and sell up to 2.2 million tons of lithium carbonate equivalent through 2030. These new production allowance comes at higher lease payments and other costs which will be applied from the moment the agreement becomes effective, that could be as earlier as in March 2018. This agreement has opened up new growth opportunities for the company and Chile on a global lithium arena.

We believe that lithium demand will remain strong, we foresee an average annual growth of approximately 18% in the next 5 years. We estimate that the market will need at least 50 thousand tons per year of additional supply to maintain its equilibrium. Based on that, we will be increasing our current lithium carbonate production capacity in the Salar del Carmen to reach 100,000 MT per year in 2019. This expansion of 52,000 MT will not require an increase in brine extraction volumes and the total investment will be approximately US$170 million. We expect the capacity realization to be around 55,000 MT in 2018, and approximately 80,000 MT in 2019. Our goal is to maintain around 25% market share over the next few years and potential future expansions will depend on the market conditions. We estimate a lead time of less than two years to add additional 20,000-30,000 MT of lithium carbonate capacity if required.

In short-term, having already closed price negotiation contracts for the first half of 2018, we see that the prices for this period are more than 20% higher than the prices seen in the fourth quarter of 2017. That confirms that the market remains tight and the demand strong. We estimate that the total lithium chemicals demand could grow over 20%, reaching almost 260,000 MT in 2018. The development of electric vehicles is driving this growth and we expect EVs demand to grow around 35% per annum in the next 5 years, and the total demand of lithium chemicals to more than double in the same period. Despite a potential new capacity coming on line at the second half of 2018, we expect average prices for that period to be higher than the prices seen in the second half of 2017.

Because of our continued commitment to the lithium market, we will progress with the development of our lithium projects in Argentina and Australia with the objective to start production in 2020 and 2021 respectively.

In 2018, we will continue to focus on growth opportunities in all of our five core business lines, and the completion of the expansions of our announced production capacities. We expect to see lower sales volumes of potassium chloride in 2018 of approximately one million MT and to maintain our annual average sales volumes around 900,000 MT in the next years. Our capital expenditure in 2018 is expected to be around US$517 million and will include approximately US$157 million investment in projects outside Chile.

Along with our strong earnings, we are also proud of the strong balance sheet with which we finished the year. During 2017, we paid approximately US$370 million in dividends. At the same time, we were able to reduce the NFD/EBITDA ratio to 0.3 from 0.6, and reported almost US$1 billion in cash.

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About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 1, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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